UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.

Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)

Bornstein, Paul

691 Mountain Rd.

W. Hartford, CT 06117

2. Issuer Name and Ticker or Trading Symbol

Rocky Mountain Energy Corp. (RMEC.OB)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

###-##-####

4. Statement for Month/Year

03/2003

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

[X] Director

[ ] 10% Owner

[ ] Officer (give title below)

[ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)

[X] Form filed by One Reporting Person

[ ] Form filed by More than One Reporting Person

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transactions	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/7/03	N/A	D	N/A	50,000	D	0.185	1,625,000	D
Common Stock	3/10/03	N/A	D	N/A	50,000	D	0.193	1,575,000	D

Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
N/A

Explanation of Responses:

SIGNATURE OF REPORTING PERSON

/s/ By: Paul Bornstein

Date March 14, 2003